

Mail Stop 3561

June 27, 2018

Jeff Bodner
Chief Executive Officer
Apex Resources, Inc.
150 S. Los Robles Ave, Ste. 650
Pasadena, CA 91101

> **Re:** **Apex Resources, Inc.**
> **Amendment No. 3 to Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed June 12, 2018**
> **Response Dated June 11, 2018**
> **Form 8-K Filed March 29, 2018**
> **File No. 333-207109**

Dear Mr. Bodner:

We have reviewed your amended filing and your June 11, 2018 response to our comment letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your recently announced transaction with Chongqing Puxin Blockchain Technology Co., Ltd., pursuant to which you have agreed to establish a new company, Apex Data Center Inc. With a view to understanding how you intend to finance this transaction, please tell us when you plan to file your Form 10-Q for the fiscal period ended March 31, 2018. In this regard, we note that your Form 10-Q was due on May 15, 2018.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended June 30, 2017

2. The facing page of your annual report on Form 10-K for the fiscal year ending June 30, 2017 states that your common stock is registered under Section 12(g) of the Exchange Act. In future filings, please remove this language as your EDGAR reporting history

Jeff Bodner
Apex Resources, Inc.
June 27, 2018
Page 2

does not reflect registration of your common stock under Section 12(b) or 12(g) of the Exchange Act.

Form 8-K filed March 29, 2018

Item 5.01 Changes in Control of Registrant, page 2

3. We note your disclosure that Tadas Dabasinskas entered into stock purchase agreements for the sale of an aggregate of 4,000,000 shares of Common Stock of the Company, representing approximately 78.7% of the issued and outstanding shares of Common Stock of the Company as of March 23, 2018, to Sumunity Group, Inc. and Harbor Torrance Family Trust. Please disclose the amount of consideration paid by Sumunity Group, Inc. and Harbor Torrance Family Trust to Tadas Dabasinskas. Please also provide a more robust description of the transaction by which Sumunity Group, Inc. and Harbor Torrance Family Trust acquired control of the company. See Item 5.01 of Form 8-K.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at (202) 551-3270 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products